4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001185018
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  ONEOK, Inc.
  0001039684
  <IRS-NUMBER>73-1520922
</SUBJECT-COMPANY>
<PERIOD>04/18/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Ford, William L.
   100 W. Fifth Street


   Tulsa, OK  74103
2. Issuer Name and Ticker or Trading Symbol
   ONEOK, Inc. (OKE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/18/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0.01                                                                   2,528          I  by Trust
Common Stock, par value $.0.01                                                                   6,573          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $17.2750                                                                                01/23/13
(right to buy)
Non-Qualified Stock Option     $17.0450                                                                                01/17/12
(right to buy)
Non-Qualified Stock Option     $23.6400                                                                                01/25/11
(right to buy)
Phantom Stock (1)              $0.0000         04/17/03       A (2)     79                                (3)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock, par value $.0.01 10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 10,000                    10,000        D   Direct
(right to buy)
Phantom Stock (1)              04/17/03  Common Stock, par value $.0.01 79            $18.8500    20,534        D   Direct

Explanation of Responses:

(1)
Shares of phantom stock are convertible into Issuer common stock on a 1-for-1 ratio.
(2)
Board and/or Board Committee meeting fees elected to be deferred to phantom stock under the Issuer's Deferred Compensation Plan for
Non-Employee Directors and to be issued at determination date under the Issuer's Long-Term Incentive Plan.
(3)
Phantom stock is accrued under the Issuer's Deferred Compensation Plan for Non-Employee Directors and is to be settled in shares of
Issuer common stock upon the reporting person's retirement.

SIGNATURE OF REPORTING PERSON
/S/ By: Eric Grimshaw, Attorney in Fact
    For: William L. Ford
DATE 04/18/03